September  3,  1999

Mr.  Jay  Stulberg
TRACKER  CORP  OF  AMERICA.
180  Dundas  Street  West,  Suite  1502
Toronto,  Ontario,  Canada  M5G  1Z8


Dear  Jay,

This is to confirm that the client-auditor relationship between The Tracker Corporation of America and Hirsch Silberstein & Subelsky, P.C. has ceased. We have previously reported on the balance sheets of The Tracker Corporation of America as of March 31, 1999 and 1998 and the related statements of operations, changes in stockholders' deficit, and cash flows for the years then ended. Our report thereon is dated July 8, 1999 and we have not performed any auditing procedures subsequent to that date.

Sincerely,


Hirsch  Silberstein  &  Subelsky,  P.C.

Cc:     Chief Accountant  -  Securities and Exchange Commission

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